                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    31   )*



                         AMERICAN REALTY TRUST, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 029-177-409
                     -----------------------------------
                                 (CUSIP Number)
          Robert A. Waldman
          10670 N. Central Expressway, Suite 600
          Dallas, TX     75231  (214)  692-4758
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              February 24, 1995
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.  029-177-409                                      PAGE 2  OF 15 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Basic Capital Management, Inc.
                  75-2261065
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


            Nevada
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                            1,197,351
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                         -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                            1,197,351
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                            -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           1,197,351
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                 40.9%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


               CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  029-177-409                                     PAGE  3  OF 15  PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             National Operating, L.P.
          75-2163170
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          48,933
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                       -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          48,933
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                         -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           48,933
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             1.7%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


           PN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   029-177-409                                    PAGE  4  OF 15  PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Gene E. Phillips Children's Trust
         13-6599759
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


        Texas
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          24,583
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                       -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          24,583
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                         -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                24,583
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                .8
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                 oo
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  029-177-409                                     PAGE  5  OF 15  PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Continental Mortgage and Equity Trust
           94-2738844
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


           California
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                           204,522
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                           204,522
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            204,522
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


              7.0%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


             oo
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                          AMERICAN REALTY TRUST, INC.
                             CUSIP NO. 029-177-409

Item 1. Security and Issuer

         Item 1 is hereby amended to read as follows:

         This amendment relates to the Common Shares, $0.01 par value (the "Shares"), of American Realty Trust, Inc., a Georgia corporation (the "Company"), successor to American Realty Trust, a District of Columbia business trust, and amends the statement on Schedule 13D filed on December 9, 1994. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

         Item 2 is hereby amended to read as follows:

        This statement is being filed on behalf of Gene E. Phillips ("Phillips"), Basic Capital Management, Inc. ("BCM"), Continental Mortgage and Equity Trust ("CMET"), National Operating, L.P. ("NOLP"), and Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

         Gene E. Phillips, BCM, CMET, NOLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of BCM are also executive officers of CMET. Gene E. Phillips is a general partner of Syntek Asset Management, L. P . ("SAMLP"), which is the general partner of NOLP. Ryan T. Phillips was previously a Reporting Person. On January 16, 1995, he disposed of 445 shares which he owned directly and is no longer a Reporting Person.

         (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. The principal place of business and principal office of BCM is 10670 North Central Expressway, Suite 600 Dallas, Texas 75231. BCM was known as National Realty Advisors, Inc. until it changed its name on October 1, 1992.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                          Position(s) with BCM
- ----                                          ----------- ---- ---
Oscar W. Cashwell                             President and Director of
                                               Property and Asset Management

Hamilton P. Schrauff                          Executive Vice President and
                                               Chief Financial Officer

Karl L. Blaha                                 Executive Vice President - Director
                                               Commercial Management

Clifford A. Towns, Jr.                        Executive Vice President,
                                               Finance

Steven R. Young                               Executive Vice President -
                                               Director of Acquisitions

Randall M. Paulson                            Executive Vice President

Bruce A. Endendyk                             Executive Vice President

Thomas A. Holland                             Senior Vice President and
                                               Chief Accounting Officer

Robert A. Waldman                             Senior Vice President, General
                                               Counsel and Secretary

Drew D. Potera                                Vice President, Treasurer
                                               and Securities Manager

Ryan T. Phillips                              Director

M. Ned Phillips                               Director


         Oscar W. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the President of BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Schrauff's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Schrauff's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Schrauff is a citizen of the United States of America.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Director of Commercial Management of BCM. Mr. Blaha is a citizen of the United States of America.

         Mr. Young's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Young's present principal occupation is Executive Vice President - Director of Acquisitions of BCM. Mr. Young is a citizen of the United States of America.

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is Executive Vice President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Senior Vice President and Chief Accounting Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         M. Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. M. Ned Phillips' present principal occupation is owner of Phillips Remodeling Co. M. Ned Phillips is a citizen of the United States of America.

         Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

         (II) NOLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of NOLP is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         NOLP has no officers or directors. The general partner of NOLP is SAMLP. The general partners of SAMLP are Syntek Asset Management, Inc. and Mr. Phillips who, through his position as a general partner of SAMLP, is a controlling person of NOLP.

         Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is
Chief Executive Officer of Syntek West, Inc.   Mr. Phillips is a citizen of the
United States of America.

         (III) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. As of February 24, 1995, the Company owned 35.0% of CMET's outstanding securities. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and trustee of CMET as of March 9, 1995:

     Name                                      Position(s) with CMET
     ----                                      ---------------------
Oscar W. Cashwell                             President

Hamilton P. Schrauff                          Executive Vice President and
                                               Chief Financial Officer

Karl L. Blaha                                 Executive Vice President -
                                               Director of Commercial
                                               Management

Randall M. Paulson                            Executive Vice President

Bruce A. Endendyk                             Executive Vice President

Thomas A. Holland                             Senior Vice President and
                                               Chief Accounting Officer

Robert A. Waldman                             Senior Vice President, Secretary
                                               and General Counsel

Drew D. Potera                                Treasurer

Bennett B. Sims                               Trustee

Ted P. Stokely                                Trustee

Geoffrey C. Etnire                            Trustee

Martin L. White                               Trustee

John P. Parsons                               Trustee

Harold Furst                                  Trustee

Edward G. Zampa                               Trustee


         Information with respect to Messrs. Cashwell, Holland, Schrauff, Blaha, Paulson, Endendyk, Waldman and Potera is disclosed in (I) above.

         Mr. Sims' business address is 62 W. 91st Street, Apt #3, New York,
New York 10024. Mr. Sims' present principal occupation is Professor at New York University. Mr. Sims is a citizen of the United States of America.

         Mr. Etnire's business address is 4900 Hopyard Road, Suite 260, Pleasanton, California 94588. Mr. Etnire's present principal occupation is an Attorney. Mr. Etnire is a citizen of the United States of America.

         Mr. Stokely's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stokely's present principal occupation is General Manager of Minority and Elderly Housing Assistance Foundation, Inc.
Mr. Stokely is a citizen of the United States of America.

         Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. Martin is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. Martin is a citizen of the United States of America.

         Mr. Parson's business address is 73155 Deer Grass Drive, Palm Desert, California 92262. Mr. Parson's is Chairman and Chief Executive Officer of Pierpont Corporation. Mr. Parson is a citizen of the United States of America.

         Mr. Furst's business address is 1311 Brewster Court, El Cerrito, California 94530. Mr. Furst is Executive Vice President of SONY Signatures and an independent business consultant with emphasis on economic and financial matters. Mr. Furst is a citizen of the United States of America.

         Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

         (IV) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Mr. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips. Information with respect to Mr. Phillips is disclosed in (II) above.

         Donald W. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (VI) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

         Item 4 is hereby amended to read as follows:

         The purpose of the acquisition of the Shares by BCM is for investment and additionally, to better align the interests of BCM with the Stockholders of the Company.

         The Reporting Persons consider the Shares to be an attractive investment and anticipate that they may, subject to prevailing market conditions, availability of financing and other factors, increase their ownership of the Company through additional market purchases.

Item 5.  Interest in Securities of the Issuer

         Item 5(a), 5(b) and 5(c) are hereby amended to read as follows:

         (a) Share Ownership

         The following tables show the Shares owned directly and beneficially by the persons named in Item 2 hereof on the date of this statement:

                                                 Shares Owned Directly
                                                 ---------------------

                                                 Number of             Percent of
Name                                              Shares               Class (1)
- ----                                             ---------             ----------
BCM                                              1,197,351                40.9%
CMET                                               204,522                 7.0
NOLP                                                48,933                 1.7
Phillips                                                 0                 0
GEP Trust                                           24,583                 0.8

                       TOTAL                     1,475,389                50.4%


                                                  Shares Owned Beneficially
                                                  -------------------------

                                                 Number of             Percent of
Name                                             Shares                Class (1)
- ----                                             ------                ----------
BCM                                              1,197,351                40.9%
CMET                                               204,522                 7.0
NOLP                                                48,933                 1.7
GEP Trust                                           24,583                 0.8
Ryan T. Phillips (2)(3)                          1,221,934                41.7
M. Ned Phillips (2)                              1,197,351                40.9
Phillips   (4)                                      48,933                 1.7

Total shares beneficially
  owned by Reporting Persons                     1,475,389                50.4%

__________________

*        less than one-tenth of one percent

(1) Percentage calculations are based upon 2,929,164 Shares outstanding at February 24, 1995. Total and addends may not match due to rounding.

(2) May be deemed to be the beneficial owner of Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(3) May be deemed to be the beneficial owner of Shares held directly by the GEP Trust by virtue of the relationship to GEP Trust described in
         Item 2.

(4) May be deemed to be the beneficial owner of Shares held directly by NOLP by virtue of the relationship to NOLP described in Item 2.

         (b) Voting and Dispositive Power

         The Trustee of GEP Trust has complete voting and dispositive power over the 24,583 Shares held by the GEP Trust. Mr. Phillips shares voting and dispositive power over the 48,933 Shares held by NOLP. Each of the Trustees of CMET share voting and dispositive power over the 204,522 Shares held by CMET. Each of the Directors of BCM exercise voting and dispositive power over the 1,197,351 Shares held by BCM.

         (c) Transactions in Securities

         The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days.

Reporting                             Number of               Price                    Type of
Person               Date              Shares                 Per Share                Transaction
- ------               ----             ---------               ---------                -----------
BCM                12/12/94             2,000                 $11.875                  Open Market
BCM                12/13/94             1,200                 $12.00                   Open Market
BCM                12/14/94               800                 $12.375                  Open Market
BCM                12/15/94             1,000                 $12.375                  Open Market
BCM                12/16/94             1,000                 $12.375                  Open Market
BCM                12/19/94               400                 $12.375                  Open Market
BCM                12/20/94               200                 $12.375                  Open Market
BCM                12/20/94             1,300                 $12.50                   Open Market
BCM                12/20/94               100                 $12.50                   Open Market
BCM                12/22/94               100                 $11.625                  Open Market
BCM                12/22/94               500                 $12.625                  Open Market
BCM                12/23/94               100                 $12.875                  Open Market
BCM                12/27/94               100                 $12.875                  Open Market
BCM                12/27/94               400                 $13.00                   Open Market
BCM                12/28/94               100                 $13.00                   Open Market
BCM                12/29/94               100                 $13.125                  Open Market
BCM                12/29/94               500                 $13.00                   Open Market
BCM                12/30/94             1,900                 $13.125                  Open Market
BCM                12/30/94               800                 $13.125                  Open Market
BCM                01/03/95             2,000                 $13.125                  Open Market
BCM                01/04/95             1,000                 $13.125                  Open Market
BCM                01/04/95             1,000                 $13.125                  Open Market
BCM                01/05/95               100                 $13.50                   Open Market
BCM                01/06/95             2,900                 $13.50                   Open Market

Reporting                             Number of               Price                    Type of
Person               Date              Shares                 Per Share                Transaction
- ------               ----             ---------               ---------                -----------
BCM                01/27/95               900                 $13.125                  Open Market
BCM                02/08/95               100                 $13.125                  Open Market
BCM                02/08/95               100                 $13.125                  Open Market
BCM                02/14/95               900                 $13.125                  Open Market
BCM                02/15/95             3,000                 $13.125                  Open Market
BCM                02/17/95               600                 $13.125                  Open Market
BCM                02/17/95             1,000                 $13.125                  Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         BCM has pledged 27,000 Shares to Accutrade, pledged 20,000 shares to Advest, Inc., pledged 1,000 shares to Allied Research, pledged 17,000 shares to Baker & Co., Inc., pledged 166,667 shares to the Bank of Baltimore, pledged 85,266 Shares to Bear Stearns & Co., pledged 20,136 shares to Brown & Company Securities Corporation, pledged 12,000 Shares to Chatfield Dean & Co., pledged 20,000 shares to CJ Lawrence, Inc., pledged 23,500 shares to Cowen & Company, pledged 56,600 shares to Dean Witter, pledged 25,000 shares to Dillon Read and Co., Inc., pledged 21,263 shares to First Alabama Investments, Inc., pledged 29,000 shares to H D Vest Financial Services, pledged 24,000 shares to Hambrecht & Quist Incorporated, pledged 25,000 shares to IDS Financial Services, Inc., pledged 26,000 shares to Kemper Securities Group, Inc., pledged 20,000 shares to Kirpatrick Pettis, pledged 27,000 shares to Legg Mason, pledged 18,000 shares to Lehman Brothers, pledged 20,000 shares to Lombard, pledged 22,281 shares to Mabon Securities Corp., pledged 12,000 shares to Montgomery, pledged 13,100 shares to the Ohio Company, pledged 26,000 shares to Olde, pledged 15,000 shares to Oppenheimer (TX), pledged 18,300 shares to Pacific Brokerage, pledged 26,000 shares to Paine Webber (TX), pledged 19,000 shares to Paine Webber (NY), pledged 19,055 shares to Paine Webber (WA), pledged 73,583 shares to Piper Jaffray, pledged 20,000 shares to The Principal, 26,300 shares to Prudential (PA), pledged 45,100 shares to Prudential (TX), pledged 21,200 shares to Quick & Reilly, pledged 20,000 shares to Rodman & Renshaw, pledged 25,000 shares to Shearson (TX), pledged 20,000 shares to Signet, pledged 28,600 shares to Southwest Sec., pledged 21,200 shares to Wachovia and pledged 20,000 shares to Worthen in stock margin accounts maintained by it with such brokers.

         NOLP has pledged 48,933 shares to Lehman (NY) in stock margin accounts maintained by it with such broker.

         CMET has pledged 7,700 shares to Jeffries & Co., pledged 114,781 shares to Neuberger & Berman, pledged 40,700 shares to Prudential (TX) #2 and pledged 41,341 shares to Smith Barney in stock margin accounts maintained by it with such brokers.

         GEP Trust has pledged 24,583 shares to Dean Witter in stock margin accounts maintained by it with such broker.





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
                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  March 9, 1995

                                       BASIC CAPITAL MANAGEMENT, INC.


                                       By:    /s/Hamilton P. Schrauff
                                          -----------------------------
                                       Hamilton P. Schrauff
                                             Executive Vice President


                                       NATIONAL OPERATING, L.P.

                                       By: Syntek Asset Management, L.P.
                                             General Partner

                                       By: Syntek Asset Management, Inc.
                                             Managing General Partner


                                       By:     /s/Hamilton P. Schrauff
                                           ----------------------------
                                             Hamilton P. Schrauff
                                             Executive Vice President


                                       GENE E. PHILLIPS CHILDREN'S TRUST


                                       By:     /s/Donald W. Phillips
                                           ----------------------------
                                             Donald W. Phillips
                                             Trustee


                                       CONTINENTAL MORTGAGE AND EQUITY TRUST


                                       By:     /s/Hamilton P. Schrauff
                                           ----------------------------
                                             Hamilton P. Schrauff
                                             Executive Vice President





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